FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2015

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated July 30, 2015;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2015; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2015.

July 30, 2015

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2015

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported consolidated financial results for the second quarter of 2015. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds a 75.4% interest.

Highlights

Second quarter 2015

➢	Revenues: $960.9 million, up $67.9 million (7.6%) compared with the second quarter of 2014.

➢	Adjusted operating income[1]: $349.3 million, down $10.6 million (-2.9%).

➢	Net income attributable to shareholders: $72.1 million ($0.59 per basic share) compared with a net loss attributable to shareholders of $54.8 million ($0.45 per basic share) in the same period of 2014, a favourable variance of $126.9 million ($1.04 per basic share) reflecting in part a $98.7 million improvement in the loss from discontinued operations.

➢	Adjusted income from continuing operations[2]: $66.5 million ($0.54 per basic share) compared with $55.9 million ($0.45 per basic share) in the same period of 2014, an increase of $10.6 million ($0.09 per basic share).

➢	Telecommunications segment: revenues up $43.9 million (6.3%) and adjusted operating income up $10.2 million (3.1%). Videotron Ltd. (“Videotron”) posts $29.5 million (44.2%) increase in revenues from mobile telephony, $14.1 million (6.6%) increase in revenues from Internet access services, and more than doubles revenues from the Club illico over-the-top video service ($3.2 million increase).

➢	Videotron average monthly revenue per user (“ARPU”)[3]: $133.71 in the second quarter of 2015 compared with $123.61 in the same period of 2014, a $10.10 (8.2%) increase led by a $5.69 (13.8%) increase in mobile telephony revenues.

➢	Revenue-generating units[4]: net increase of 12,900 units during the quarter; year-to-date net increase of 225,200 units (4.3%), including increases of 150,600 subscriber connections to the mobile telephone service and 98,600 subscriptions to the over-the-top video service.

➢	On July 20, 2015, Quebecor officially filed an application for a professional hockey franchise in Québec City under the National Hockey League (“NHL”) expansion process.

➢	On May 19, 2015, Quebecor announced the sale of the retail operations of Archambault Group Inc. (“Archambault Group”) to Renaud-Bray. The transaction includes the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore. The transaction is subject to Competition Bureau approval.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Average monthly revenue per user” under “Definitions.”
[4]	The sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

➢	On May 12, 2015, after the closing of Industry Canada’s auction for 2500 MHz commercial mobile spectrum, Quebecor Media announced that its Videotron subsidiary was the successful bidder for 18 licences covering all of Québec as well as the major urban centres in the rest of Canada, including Toronto, Ottawa, Calgary, Edmonton and Vancouver. The licences were acquired at a total cost of $187.0 million.

“Quebecor’s revenues grew by $67.9 million or 7.6% in the second quarter of 2015, mainly because of the Telecommunications segment’s performance,” said Pierre Dion, President and CEO of Quebecor. “Consumers continue to respond positively to the quality of the segment’s offerings. For example, subscriber connections to the mobile network jumped 40,800 (6.2%) in the second quarter, pushing the total over the 700,000 mark. Quebecor’s adjusted operating income was down 2.9% to $349.3 million, reflecting major investments required for the pursuit of our business plan, including the development of the TVA Sports specialty channel and our new venue management activities at the Videotron Centre in Québec City. Adjusted income from continuing operations was up $10.6 million or 19.0% in the second quarter of 2015.

“When it comes to development initiatives, Quebecor submitted an application to the NHL on July 20, 2015 to bring a professional hockey team to Québec City and move it into a home built specifically for this purpose, the Videotron Centre. Our ultimate objective is to make sports a major growth driver for Quebecor, a value-added content offering that draws our customers to live events which bring people together. All our actions over the past few years converge toward this goal, among them launching TVA Sports in 2011, making TVA Sports the NHL’s official French-language broadcaster until 2026, signing an agreement with Québec City to manage the Videotron Centre for the next 25 years and acquiring two Quebec Major Junior Hockey League teams. We also plan to share our passion for sports by launching a process to bring partners on board with our efforts to land a professional hockey franchise.

“With respect to investments in mobile telephony, in May 2015, Quebecor acquired eighteen 2500 MHz spectrum licences covering all of Québec and all of Canada’s major urban centres for a total of $187.0 million. With the AWS-3 licences that we acquired earlier this year and the 700 MHz spectrum licences we acquired in 2014, the Telecommunications segment is now well equipped to develop its Québec network in the coming years. As for the licences we have acquired outside Québec, at this point, we need to maximize the return on those investments, which were made at a very advantageous price and for which various options are available to us. We will hold to a prudent, disciplined approach in order to maximize returns while minimizing risk, particularly in light of Quebecor’s numerous projects currently in the development stage,” Pierre Dion added.

“The Telecommunications segment posted strong returns again in the second quarter of 2015, with a $43.9 million (6.3%) increase in revenues and a $10.2 million (3.1%) increase in adjusted operating income under market conditions that remain highly competitive,” commented Manon Brouillette, President and CEO of Videotron. “Once again, the growth was due to the excellent performance of our mobile telephony and Internet access services.

“Total ARPU from all of Videotron’s services was $133.71 in the second quarter of 2015. The $10.10 (8.2%) increase was again propelled by robust growth in mobile telephony, where ARPU was up $5.69 (13.8%).”

“In the Media segment, TVA Sports became the most-watched sports channel in Québec in its first season as the exclusive French-language broadcaster of the NHL playoffs,” said Julie Tremblay, President and CEO of Media Group. “The audience for the 12 playoff games in which the Montreal Canadiens were involved averaged 1,577,000 viewers and peaked at 2.5 million, for a 49.1% market share. Since the addition of NHL games to its schedule, TVA Sports has significantly increased its subscriber base to 2.1 million.

“In addition, on July 15, 2015, Quebecor Content announced a long-term multiplatform agreement with Sony Pictures Television Canada (“Sony Canada”) which will enable Videotron to offer a vast selection of movies and television series on its over-the-top video service and give TVA Group Inc.’s (“TVA Group”) television channels exclusive French-language broadcast rights to productions in Sony Canada’s catalogue.”

“On the financial front, in July 2015, Videotron prepaid and withdrew the entirety of its 9.125% Senior Notes in the aggregate principal amount of US$75.0 million and its 7.125% Senior Notes in the aggregate principal amount of $300.0 million,” said Jean-François Pruneau, Senior Vice President and CFO of Quebecor. “The redemptions were financed from Videotron’s new bank credit facility, which was increased, extended and amended on very advantageous terms. These opportunistic financing transactions will generate annual savings of approximately $20,0 million in interest on the debt.

“In the first half of 2015, therefore, Quebecor actively pursued its business plan, focusing on areas with strong growth potential,” said Pierre Dion. “The Corporation remains well positioned to achieve its business development and shareholder value-creation targets.”

Finally, the Board of Directors of Quebecor announced today that Érik Péladeau is rejoining the Board. Mr. Péladeau served as a Director of the Corporation from 1988 to 2010 and as Vice Chairman of the Board for much of that period. He is the eldest son of Pierre Péladeau, the founder of Quebecor. Érik also spearheaded the diversification of Quebecor’s digital content offerings with the creation of Quebecor Multimedia.

“The business philosophy and entrepreneurial spirit of Quebecor’s founder, Pierre Péladeau, have been the cornerstone of the Corporation’s success for more than 50 years,” commented the Board of Quebecor. “In this respect, Érik is a chip off the old block. His vision and business experience will be valuable assets for the Corporation.”

“After devoting several years to my own company, I wanted to make a contribution to Quebecor, the company founded by my father where I worked for more than 28 years,” said Érik Péladeau. “The Board felt my experience could be useful and welcomed my offer. I thank all of its members.”

Érik Péladeau works at the company he founded, Groupe Lelys, a printer of self-adhesive labels, and is actively involved in a variety of philanthropic activities. He has also been a member of the Board of Directors of Jean Coutu Group Inc.

Table 1

Quebecor second quarter financial highlights, 2011 to 2015

(in millions of Canadian dollars, except per share data)

	2015	2014	2013[1]	2012[1]	2011[1]
Revenues	$960.9	$893.0	$878.0	$844.5	$809.7
Adjusted operating income	349.3	359.9	348.0	328.2	319.5
Income (loss) from continuing operations attributable to shareholders	81.2	53.0	(125.9)	58.3	43.1
Net income (loss) attributable to shareholders	72.1	(54.8)	(93.6)	65.5	54.0
Adjusted income from continuing operations	66.5	55.9	44.8	39.9	47.7
Per basic share:
Income (loss) from continuing operations attributable to shareholders	0.66	0.42	(1.01)	0.46	0.34
Net income (loss) attributable to shareholders	0.59	(0.45)	(0.75)	0.52	0.42
Adjusted income from continuing operations	0.54	0.45	0.36	0.32	0.37

[1]	The financial figures for 2011 to 2013 have been restated to reflect changes in accounting policy for the accounting of convertible debentures.

Discontinued operations

On May 19, 2015, Quebecor announced the sale of the retail operations of Archambault Group to Renaud-Bray. The transaction includes the 14 Archambault stores, the archambault.ca website, and the English-language Paragraphe Bookstore. The transaction is subject to Competition Bureau authorization. On April 13, 2015, Quebecor Media closed the sale of its English-language newspaper businesses in Canada – more than 170 newspapers and publications, the Canoe portal in English Canada, and 8 printing plants, including the Islington, Ontario plant – for a total cash consideration of $305.5 million, less disposed-of cash in the amount of $1.9 million. The transaction was approved by the Competition Bureau on March 25, 2015. On February 13, 2015, Quebecor Media announced the discontinuation of the operations of the English-language news and opinion specialty channel SUN News General Partnership. On September 2, 2014, Quebecor Media closed the sale of its Nurun Inc. (“Nurun”) subsidiary to Publicis Groupe for a cash consideration of $125.0 million, less disposed-of cash in the amount of $18.1 million. An amount of $8.2 million was also received in connection with certain adjustments as part of the transaction. The results of operations and cash flows related to those businesses, as well as the $41.5 million gain on the sale of Nurun in 2014, were reclassified as discontinued operations in the consolidated statements of income and cash flows.

2015/2014 second quarter comparison

Revenue: $960.9 million, a $67.9 million (7.6%) increase.

•	Revenues increased in Telecommunications ($43.9 million or 6.3% of segment revenues) and in Media ($36.4 million or 17.9%).

•	Revenues decreased in Sports and Entertainment ($0.5 million or -4.3%).

Adjusted operating income: $349.3 million, a $10.6 million (-2.9%) decrease.

•	Adjusted operating income decreased in Media ($17.4 million or -60.6% of segment adjusted operating income) and there was an unfavourable variance in Sports and Entertainment ($2.0 million).

•	Adjusted operating income increased in Telecommunications ($10.2 million or 3.1%).

•

The change in the fair value of Quebecor Media stock options resulted in a $0.4 million unfavourable variance in the stock-based compensation charge in the second quarter of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in a $2.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2015.

Net income attributable to shareholders: $72.1 million ($0.59 per basic share) in the second quarter of 2015, compared with a net loss attributable to shareholders in the amount of $54.8 million ($0.45 per basic share) in the same period of 2014, a favourable variance of $126.9 million ($1.04 per basic share).

•	The improvement was due primarily to:

•	$132.0 million favourable variance in the loss related to discontinued operations;

•	$25.1 million favourable variance in gain on valuation and translation of financial instruments;

•	$24.6 million favourable variance in income tax expense;

•	$6.1 million decrease in financial expenses.

Partially offset by:

•	$13.8 million unfavourable variance in losses on debt refinancing;

•	$10.6 million decrease in adjusted operating income;

•	$4.8 million increase in the depreciation and amortization charge;

•	$3.2 million increase in the charge for restructuring of operations and other special items.

In the second quarter of 2015, Quebecor Media recognized a $30.0 million non-cash charge, without any tax consequences, for impairment of goodwill in its Media segment ($30.0 million, without any tax consequences, in the second quarter of 2014), in accordance with International Financial Reporting Standards (“IFRS”) accounting valuation principles. The charge reflects the impact of the transition to digital and challenging market conditions in the newspaper industry.

Adjusted income from continuing operations: $66.5 million ($0.54 per basic share) in the second quarter of 2015, compared with $55.9 million ($0.45 per basic share) in the same period of 2014, an increase of $10.6 million ($0.09 per basic share).

2015/2014 year-to-date comparison

Revenues: $1.89 billion, a $120.8 million (6.8%) increase.

•	Revenues increased in Telecommunications ($82.8 million or 5.9% of segment revenues), Media ($51.8 million or 13.4%), and Sports and Entertainment ($3.2 million or 12.5%).

Adjusted operating income: $688.5 million, a $6.4 million (-0.9%) decrease.

•

Adjusted operating income decreased in Media ($17.1 million or -76.0% of segment adjusted operating income). There were unfavourable variances in Sports and Entertainment ($1.4 million) and Head Office ($5.7 million). The decrease at Head Office was caused mainly by the unfavourable variance in the fair value of stock options.

•	Adjusted operating income increased in Telecommunications ($17.8 million or 2.7%).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.3 million favourable variance in the stock-based compensation charge in the first half of 2015 compared with the same period of 2014. The change in the fair value of Quebecor stock options and the impact of various transactions on the options issued under this program resulted in an $8.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2015.

Net income attributable to shareholders: $101.5 million ($0.83 per basic share) in the first half of 2015, compared with a net loss attributable to shareholders in the amount of $15.7 million ($0.13 per basic share) in the same period of 2014, a favourable variance of $117.2 million ($0.96 per basic share).

•	The improvement was due primarily to:

•	$127.7 million favourable variance in the loss related to discontinued operations;

•	$19.5 million favourable variance in the income tax expense;

•	$17.1 million favourable variance in gain on valuation and translation of financial instruments;

•	$12.3 million decrease in financial expenses;

•	$6.6 million favourable variance in losses on debt refinancing.

Partially offset by:

•	$25.6 million increase in the depreciation and amortization charge;

•	$7.0 million increase in the charge for restructuring of operations and other special items;

•	$6.4 million decrease in adjusted operating income.

Adjusted income from continuing operations: $107.9 million in the first half of 2015 ($0.88 per basic share), compared with $101.0 million ($0.82 per basic share) in the same period of 2014, an increase of $6.9 million ($0.06 per basic share).

Financial transactions

•

On July 16, 2015, Videotron prepaid and withdrew the entirety of its outstanding 9.125% Senior Notes issued on April 15, 2008 and maturing on April 15, 2018, in the aggregate principal amount of US$75.0 million, and unwound the hedges in an asset position. On the same date, Videotron prepaid and withdrew the entirety of its outstanding 7.125% Senior Notes issued on January 13, 2010 and maturing on January 15, 2020, in the aggregate principal amount of $300.0 million.

•

On June 16, 2015, Videotron amended its $575.0 million secured revolving bank credit facility to increase it to $615.0 million and extend its term by two years to July 20, 2020. Videotron also entered a new $350.0 million unsecured revolving credit facility expiring on July 20, 2020. The terms and conditions of the new unsecured credit facility are similar to those of Videotron’s secured revolving credit facility.

•

On April 10, 2015, Videotron completed the redemption of all the 6.375% Senior Notes maturing on December 15, 2015, in the aggregate principal amount of US$175.0 million, and unwound the hedges in an asset position.

Dividend

On July 29, 2015, the Board of Directors of Quebecor declared a quarterly dividend of $0.035 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on September 8, 2015 to shareholders of record at the close of business on August 14, 2015. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On July 29, 2015, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of July 29, 2015.

The purchases will be made from August 13, 2015 to August 12, 2016, at prevailing market prices, on the open market through the facilities of the Toronto Stock Exchange, and will be made in accordance with the requirements of said Exchange. All shares purchased under the bid will be cancelled. As of July 29, 2015, 38,951,472 Class A Shares and 83,721,692 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between January 1, 2015 and June 30, 2015 was 604 Class A Shares and 203,850 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 50,962 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

During the last 12 months, the Company has not purchased any Class A Shares and has purchased 203,300 Class B Shares at a weighted price of $31.19 per share.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Office of the Secretary of the Corporation at 514 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2015 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at: <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2015 results on July 30, 2015, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 90393#. A tape recording of the call will be available from July 30 to October 30, 2015 by dialling 1 877 293-8133, conference number 1182797, access code for participants 90393#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2014.

The forward-looking statements in this press release reflect Quebecor’s expectations as of July 30, 2015, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX:QBR.A) (TSX:QBR.B) is headquartered in Québec. It holds a 75.36% interest in Quebecor Media, which employs close to 12,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/QuebecorMedia

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income (loss) under IFRS, as net income (loss) before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results, as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income (loss) as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income (loss) measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

-	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted operating income (loss):
Telecommunications	$342.2	$332.0	$685.7	$667.9
Media	11.3	28.7	5.4	22.5
Sports and Entertainment	(4.1)	(2.1)	(4.2)	(2.8)
Head Office	(0.1)	1.3	1.6	7.3

	349.3	359.9	688.5	694.9
Depreciation and amortization	(167.0)	(162.2)	(348.5)	(322.9)
Financial expenses	(80.8)	(86.9)	(168.6)	(180.9)
Gain on valuation and translation of financial instruments	45.9	20.8	40.8	23.7
Restructuring of operations and other special items	(5.7)	(2.5)	(10.1)	(3.1)
Impairment of goodwill	(30.0)	(30.0)	(30.0)	(30.0)
Loss on debt refinancing	(13.8)	—	(12.1)	(18.7)
Income taxes	(5.5)	(30.1)	(27.4)	(46.9)
Loss from discontinued operations	(11.8)	(143.8)	(16.1)	(143.8)

Net income (loss)	$80.6	$(74.8)	$116.5	$(27.7)

Adjusted Income from Continuing Operations

The Corporation defines adjusted income from continuing operations, as reconciled to net income (loss) attributable to shareholders under IFRS, as net income (loss) attributable to shareholders before gain on valuation and translation of financial instruments, charge for restructuring of operations and other special items, impairment of goodwill, loss on debt refinancing, net of income tax related to adjustments, and net income (loss) attributable to non-controlling interests related to adjustments, before loss from discontinued operations attributable to shareholders. Adjusted income from continuing operations, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operations to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operations is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operations may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to net income (loss) attributable to shareholders used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operations measure used in this press release to the net income (loss) attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Adjusted income from continuing operations	$66.5	$55.9	$107.9	$101.0
Gain on valuation and translation of financial instruments	45.9	20.8	40.8	23.7
Restructuring of operations and other special items	(5.7)	(2.5)	(10.1)	(3.1)
Impairment of goodwill	(30.0)	(30.0)	(30.0)	(30.0)
Loss on debt refinancing	(13.8)	—	(12.1)	(18.7)
Income taxes related to adjustments[1]	6.8	0.6	3.9	7.8
Net income attributable to non-controlling interest related to adjustments	11.5	8.2	12.3	10.9
Discontinued operations	(9.1)	(107.8)	(11.2)	(107.3)

Net income (loss) attributable to shareholders	$72.1	$(54.8)	$101.5	$(15.7)

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure monthly revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services, per average basic customer. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined revenues from its cable television, Internet access, cable and mobile telephony and over-the-top video services by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data)	Three months ended June 30		Six months ended June 30
(unaudited)	2015	2014	2015	2014
Revenues	$960.9	$893.0	$1,887.0	$1,766.2
Employee costs	176.4	163.6	357.9	324.4
Purchase of goods and services	435.2	369.5	840.6	746.9
Depreciation and amortization	167.0	162.2	348.5	322.9
Financial expenses	80.8	86.9	168.6	180.9
Gain on valuation and translation of financial instruments	(45.9)	(20.8)	(40.8)	(23.7)
Restructuring of operations and other special items	5.7	2.5	10.1	3.1
Impairment of goodwill	30.0	30.0	30.0	30.0
Loss on debt refinancing	13.8	—	12.1	18.7

Income before income taxes	97.9	99.1	160.0	163.0
Income taxes (recovery):
Current	(12.6)	25.5	23.7	31.7
Deferred	18.1	4.6	3.7	15.2

	5.5	30.1	27.4	46.9

Income from continuing operations	92.4	69.0	132.6	116.1
Loss from discontinued operations	(11.8)	(143.8)	(16.1)	(143.8)

Net income (loss)	$80.6	$(74.8)	$116.5	$(27.7)

Income from continuing operations attributable to
Shareholders	$81.2	$53.0	$112.7	$91.6
Non-controlling interests	11.2	16.0	19.9	24.5

Net income (loss) attributable to
Shareholders	$72.1	$(54.8)	$101.5	$(15.7)
Non-controlling interests	8.5	(20.0)	15.0	(12.0)

Earnings per share attributable to shareholders
Basic:
From continuing operations	$0.66	$0.42	$0.92	$0.74
From discontinued operations	(0.07)	(0.87)	(0.09)	(0.87)
Net income (loss)	0.59	(0.45)	0.83	(0.13)
Diluted:
From continuing operations	0.26	0.23	0.56	0.52
From discontinued operations	(0.07)	(0.74)	(0.09)	(0.74)
Net income (loss)	0.19	(0.51)	0.47	(0.22)

Weighted average number of shares outstanding (in millions)	122.8	123.0	122.8	123.0
Weighted average number of diluted shares (in millions)	143.9	143.8	143.9	143.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2015	2014	2015	2014
Income from continuing operations	$92.4	$69.0	$132.6	$116.1

Other comprehensive (loss) income from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(32.2)	3.3	(24.9)	(8.3)
Deferred income taxes	8.3	8.4	(14.1)	0.7
Reclassification to income:
Gain related to cash flow hedges	(2.1)	—	(3.9)	(10.8)
Deferred income taxes	(0.8)	—	(0.4)	0.4

	(26.8)	11.7	(43.3)	(18.0)

Comprehensive income from continuing operations	65.6	80.7	89.3	98.1
Loss from discontinued operations	(11.8)	(143.8)	(16.1)	(143.8)
Other comprehensive loss from discontinued operations	—	(2.1)	—	(0.2)

Comprehensive income (loss)	$53.8	$(65.2)	$73.2	$(45.9)

Comprehensive income from continuing operations attributable to
Shareholders	$60.9	$61.9	$80.2	$78.0
Non-controlling interests	4.7	18.8	9.1	20.1

Comprehensive income (loss) attributable to
Shareholders	$51.8	$(47.6)	$69.0	$(29.5)
Non-controlling interests	2.0	(17.6)	4.2	(16.4)

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended June 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$741.5	$239.7	$11.1	$(31.4)	$960.9
Employee costs	90.6	74.1	3.3	8.4	176.4
Purchase of goods and services	308.7	154.3	11.9	(39.7)	435.2

Adjusted operating income[1]	342.2	11.3	(4.1)	(0.1)	349.3

Depreciation and amortization					167.0
Financial expenses					80.8
Gain on valuation and translation of financial instruments					(45.9)
Restructuring of operations and other special items					5.7
Impairment of goodwill					30.0
Loss on debt refinancing					13.8

Income before income taxes					$97.9

Additions to property, plant and equipment	$141.6	$8.6	$3.6	$0.1	$153.9
Additions to intangible assets	233.6	2.4	0.2	1.0	237.2

Three months ended June 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$697.6	$203.3	$11.6	$(19.5)	$893.0
Employee costs	85.7	65.6	2.5	9.8	163.6
Purchase of goods and services	279.9	109.0	11.2	(30.6)	369.5

Adjusted operating income[1]	332.0	28.7	(2.1)	1.3	359.9

Depreciation and amortization					162.2
Financial expenses					86.9
Gain on valuation and translation of financial instruments					(20.8)
Restructuring of operations and other special items					2.5
Impairment of goodwill					30.0

Income before income taxes					$99.1

Additions to property, plant and equipment	$155.9	$5.9	$0.9	$0.3	$163.0
Additions to intangible assets	186.2	3.1	—	0.4	189.7

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Six months ended June 30, 2015
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,475.7	$439.2	$28.8	$(56.7)	$1,887.0

Employee costs	183.5	150.1	6.7	17.6	357.9
Purchase of goods and services	606.5	283.7	26.3	(75.9)	840.6

Adjusted operating income[1]	685.7	5.4	(4.2)	1.6	688.5

Depreciation and amortization					348.5
Financial expenses					168.6
Gain on valuation and translation of financial instruments					(40.8)
Restructuring of operations and other special items					10.1
Impairment of goodwill					30.0
Loss on debt refinancing					12.1

Income before income taxes					$160.0

Additions to property, plant and equipment	$303.2	$15.7	$4.7	$0.1	$323.7
Additions to intangible assets	258.5	4.1	0.3	1.6	264.5

Six months ended June 30, 2014
	Telecommu- nications	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,392.9	$387.4	$25.6	$(39.7)	$1,766.2
Employee costs	173.5	131.1	5.0	14.8	324.4

Purchase of goods and services	551.5	233.8	23.4	(61.8)	746.9

Adjusted operating income[1]	667.9	22.5	(2.8)	7.3	694.9

Depreciation and amortization					322.9
Financial expenses					180.9
Gain on valuation and translation of financial instruments					(23.7)
Restructuring of operations and other special items					3.1
Impairment of goodwill					30.0
Loss on debt refinancing					18.7

Income before income taxes					$163.0

Additions to property, plant and equipment	$299.0	$15.1	$2.8	$0.3	$317.2
Additions to intangible assets	255.1	5.0	—	0.7	260.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income (loss) before depreciation and amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill, loss on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2013	$328.9	$2.3	$291.4	$(23.1)	$595.9	$1,195.4
Net loss	—	—	(15.7)	—	(12.0)	(27.7)
Other comprehensive loss	—	—	—	(13.8)	(4.4)	(18.2)
Repurchase of Class B Shares	(1.7)	—	(10.0)	—	—	(11.7)
Non-controlling interests acquisition	—	—	(0.1)	—	0.1	—
Dividends	—	—	(6.2)	—	(12.5)	(18.7)

Balance as of June 30, 2014	327.2	2.3	259.4	(36.9)	567.1	1,119.1
Net (loss) income	—	—	(14.4)	—	17.7	3.3
Other comprehensive loss	—	—	—	(27.5)	(13.1)	(40.6)
Non-controlling interests acquisition	—	—	—	—	(0.1)	(0.1)
Dividends	—	—	(6.1)	—	(12.3)	(18.4)

Balance as of December 31, 2014	327.2	2.3	238.9	(64.4)	559.3	1,063.3
Net income	—	—	101.5	—	15.0	116.5
Other comprehensive loss	—	—	—	(32.5)	(10.8)	(43.3)
Repurchase of Class B Shares	(0.8)	—	(5.5)	—	—	(6.3)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests acquisition	—	—	13.8	—	(13.8)	—
Dividends	—	—	(7.4)	—	(12.3)	(19.7)
Business acquisition	—	—	—	—	0.5	0.5

Balance as of June 30, 2015	$326.4	$2.3	$341.3	$(96.9)	$550.0	$1,123.1

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended June 30		Six months ended June 30
(unaudited)	2015	2014	2015	2014
Cash flows related to operating activities
Income from continuing operations	$92.4	$69.0	$132.6	$116.1
Adjustments for:
Depreciation of property, plant and equipment	146.4	130.7	294.3	260.7
Amortization of intangible assets	20.6	31.5	54.2	62.2
Gain on valuation and translation of financial instruments	(45.9)	(20.8)	(40.8)	(23.7)
Impairment of goodwill	30.0	30.0	30.0	30.0
Loss on debt refinancing	13.8	—	12.1	18.7
Amortization of financing costs and long-term debt discount	1.8	1.9	3.8	4.9
Deferred income taxes	18.1	4.6	3.7	15.2
Other	0.4	(0.8)	2.4	1.2

	277.6	246.1	492.3	485.3
Net change in non-cash balances related to operating activities	(97.6)	(39.2)	(166.0)	(112.9)

Cash flows provided by continuing operating activities	180.0	206.9	326.3	372.4

Cash flows related to investing activities
Business acquisitions	(55.3)	—	(90.8)	(0.6)
Business disposals	304.2	73.7	304.2	73.7
Additions to property, plant and equipment	(153.9)	(163.0)	(323.7)	(317.2)
Additions to intangible assets	(237.2)	(189.7)	(264.5)	(260.8)
Proceeds from disposals of assets	1.6	1.1	1.9	1.9
Other	0.1	0.2	0.3	0.2

Cash flows used in continuing investing activities	(140.5)	(277.7)	(372.6)	(502.8)

Cash flows related to financing activities
Net change in bank indebtedness	—	(36.8)	(3.9)	(0.1)
Net change under revolving facilities	7.0	(78.9)	(5.6)	(1.0)
Issuance of long-term debt, net of financing fees	—	654.5	—	654.5
Repayments of long-term debt	(225.1)	(721.3)	(231.6)	(727.7)
Settlement of hedging contracts	13.2	51.4	13.1	(64.6)
Issuance of shares of a subsidiary to non-controlling interests	—	—	12.1	—
Repurchase of Class B Shares	(6.3)	(4.5)	(6.3)	(11.7)
Dividends	(7.4)	(6.2)	(7.4)	(6.2)
Dividends paid to non-controlling interests	(6.1)	(6.2)	(12.3)	(12.5)

Cash flows used in continuing financing activities	(224.7)	(148.0)	(241.9)	(169.3)

Net change in cash and cash equivalents from continuing operations	(185.2)	(218.8)	(288.2)	(299.7)
Cash flows provided by (used in) discontinued operations	0.3	7.0	(20.0)	16.8
Cash and cash equivalents at beginning of period	272.0	405.5	395.3	476.6

Cash and cash equivalents at end of period	$87.1	$193.7	$87.1	$193.7

Cash and cash equivalents consist of
Cash	$64.7	$106.4	$64.7	$106.4
Cash equivalents	22.4	87.3	22.4	87.3

	$87.1	$193.7	$87.1	$193.7

Interest and taxes reflected as operating activities
Cash interest payments	$128.6	$144.1	$159.6	$173.7
Cash income tax payments (net of refunds)	32.8	10.9	99.6	78.4

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	June 30	December 31
	2015	2014
Assets
Current assets
Cash and cash equivalents	$87.1	$395.3
Accounts receivable	469.8	449.4
Income taxes	16.8	6.7
Inventories	205.8	212.2
Prepaid expenses	61.3	38.0
Derivative financial instruments	20.9	—
Assets held for sale	30.5	398.1

	892.2	1,499.7
Non-current assets
Property, plant and equipment	3,427.2	3,430.4
Intangible assets	1,179.2	945.8
Goodwill	2,737.7	2,714.6
Derivative financial instruments	585.2	400.9
Deferred income taxes	17.4	7.8
Other assets	93.9	79.3

	8,040.6	7,578.8

Total assets	$8,932.8	$9,078.5

Liabilities and equity
Current liabilities
Bank indebtedness	$1.3	$5.2
Accounts payable and accrued charges	577.0	650.2
Provisions	58.3	56.7
Deferred revenue	308.7	283.0
Income taxes	15.1	85.5
Derivative financial instruments	—	0.9
Current portion of long-term debt	23.9	230.1
Liabilities held for sale	14.7	97.9

	999.0	1,409.5
Non-current liabilities
Long-term debt	5,252.3	5,048.2
Derivative financial instruments	118.1	101.9
Convertible debentures	500.0	500.0
Other liabilities	385.3	426.8
Deferred income taxes	555.0	528.8

	6,810.7	6,605.7
Equity
Capital stock	326.4	327.2
Contributed surplus	2.3	2.3
Retained earnings	341.3	238.9
Accumulated other comprehensive loss	(96.9)	(64.4)

Equity attributable to shareholders	573.1	504.0
Non-controlling interests	550.0	559.3

	1,123.1	1,063.3

Total liabilities and equity	$8,932.8	$9,078.5

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2015

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2015

Net Income (Loss) Attributable to Shareholders

	2nd Quarter		YTD
	2015	2014	2015	2014
Net income (loss) per share (basic)	$0.59	$(0.45)	$0.83	$(0.13)

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.54	$0.45	$0.88	$0.82

Reconciliation of earnings per share

	2nd Quarter		YTD
	2015	2014	2015	2014
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.54	$0.45	$0.88	$0.82
Other adjusments[1]:
Unusual items	(0.27)	(0.20)	(0.28)	(0.27)
Gain on valuation and translation of financial instruments	0.39	0.17	0.32	0.19
Discontinued operations	(0.07)	(0.87)	(0.09)	(0.87)

Total	0.05	(0.90)	(0.05)	(0.95)

Reported net income (loss) per share (basic)	$0.59	$(0.45)	$0.83	$(0.13)

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2015

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2016 (availability: $150)		$37.0
Mortgage loan due in 2017		32.4

		$69.4

Quebecor Media Inc.
Revolving credit facility due in 2017 (availability: $300)		$—
Export financing due in 2015		5.3
Term Loan B due in 2020		421.9
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,046.8
6 5/8% Senior Notes due in 2023		500.0

		2,299.0

Videotron Ltd.
Revolving credit facility due in 2020 - Secured (availability: $615)		—
Revolving credit facility due in 2020 - Unsecured (availability: $350)		—
Export Financing due in 2018		32.1
9 1/8% Senior Notes due in 2018		93.7
7 1/8% Senior Notes due in 2020		300.0
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		999.2
5 3/8% Senior Notes due in 2024		749.4
5 5/8% Senior Notes due in 2025		400.0

		2,874.4

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		3.0
Term Loan due in 2019		74.8

		77.8

Other debt		0.8

Total Quebecor Media Inc.		$5,252.0

TOTAL LONG TERM DEBT		$5,321.4

Bank indebtedness – QI		1.2
Bank indebtedness – QMI		0.1
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		648.7
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(552.2)

Cash and cash equivalents :
Quebecor Inc.		—
Quebecor Media Inc.		87.1
Videotron Ltd.	$54.3
Other 100% owned subsidiaries	24.8
TVA Group Inc.	8.0

		$87.1

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2015, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2015

Operating Results

	2015		2014
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Homes Passed (‘000)	2,793.6	2,783.8	2,777.3	2,767.1	2,759.6
Basic Subscribers (‘000)	1,747.6	1,770.6	1,782.2	1,796.3	1,794.0
Basic Penetration	62.6%	63.6%	64.2%	64.9%	65.0%
Digital Set-Top Boxes (‘000)	2,641.1	2,632.3	2,610.9	2,556.7	2,516.7
Digital Subscribers (‘000)	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7
Digital Penetration	88.9%	87.9%	87.2%	86.0%	85.0%
Cable Internet Subscribers (‘000) [1]	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4
Cable Internet Penetration [1]	88.1%	87.2%	86.3%	85.4%	84.2%
Cable Telephony Lines (‘000) [1]	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0
Cable Telephony Penetration [1]	76.5%	75.9%	75.7%	75.5%	74.9%
Mobile Telephony Lines (‘000) [1]	702.9	662.1	632.8	590.4	552.3
Over-the-Top Video Subscribers (‘000) [1]	192.8	186.8	177.7	143.7	94.2
Revenue Generating Units (‘000) [2]	5,520.1	5,507.2	5,479.2	5,420.2	5,294.9

	2nd Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
(in millions)
Revenues
Cable Television	$262.8	$269.0	-2.3%	$530.1	$541.9	-2.2%
Internet	226.3	212.2	6.6%	449.8	422.4	6.5%
Cable Telephony	115.3	118.1	-2.4%	233.1	236.1	-1.3%
Mobile Telephony	96.3	66.8	44.2%	185.6	128.4	44.5%
Business Solutions	16.6	16.0	3.8%	33.3	32.7	1.8%
Other	22.0	13.1	67.9%	39.2	26.4	48.5%

Videotron	739.3	695.2	6.3%	1,471.1	1,387.9	6.0%

Retail and Eliminations	2.2	2.4	-8.3%	4.6	5.0	-8.0%

Total Telecommunications Revenues	$741.5	$697.6	6.3%	$1,475.7	$1,392.9	5.9%

EBITDA
Videotron	$341.4	$331.1	3.1%	$684.1	$665.7	2.8%
Retail	0.8	0.9	-11.1%	1.6	2.2	-27.3%

Total Telecommunications EBITDA	$342.2	$332.0	3.1%	$685.7	$667.9	2.7%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$57.2	$49.2		$118.0	$95.0
Scalable Infrastructure	46.6	68.1		104.6	115.0
Line Extensions	15.2	17.2		26.8	29.2
Upgrade / Rebuild	16.6	16.9		36.6	33.6
Support Capital and Other	239.6	190.7		275.7	281.3

Total Telecommunications	$375.2	$342.1	9.7%	$561.7	$554.1	1.4%

Cable Television ARPU	$49.77	$49.75		$49.96	$49.87
Total ARPU	$133.71	$123.61		$132.83	$122.66
Mobile Telephony Acquisition Costs	$501	$469

[1]	Customer statistics have been restated for 2014 to reflect certain adjustments to product definitions.
[2]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and over-the-top video services, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

June 30, 2015

Operating Results

	2nd Quarter			YTD
	2015	2014	VAR	2015	2014	VAR
Lineage (‘000)
Paid Urban Dailies	8,209	9,524	-13.8%	15,673	17,529	-10.6%

(in millions)
Revenues
Advertising	$31.2	$36.4	-14.3%	$60.4	$68.6	-12.0%
Circulation	10.4	10.9	-4.6%	20.6	21.5	-4.2%
Digital	3.7	3.2	15.6%	6.4	6.3	1.6%
Other	13.9	17.3	-19.7%	27.3	33.4	-18.3%

Newspaper Publishing Revenues	59.2	67.8	-12.7%	114.7	129.8	-11.6%

Advertising	71.3	64.0	11.4%	135.9	125.7	8.1%
Subscription	27.0	15.8	70.9%	54.5	31.2	74.7%
Other	15.1	14.5	4.1%	28.0	28.3	-1.1%

Broadcasting Revenues	113.4	94.3	20.3%	218.4	185.2	17.9%

Other [1]	67.1	41.2	62.9%	106.1	72.4	46.5%

Total Media Revenues	$239.7	$203.3	17.9%	$439.2	$387.4	13.4%

Urban Dailies	$43.8	$48.9	-10.4%	$85.0	$93.2	-8.8%
Portals	1.8	1.8	0.0%	3.0	3.6	-16.7%
Other	13.6	17.1	-20.5%	26.7	33.0	-19.1%

Newspaper Publishing Revenues	$59.2	$67.8	-12.7%	$114.7	$129.8	-11.6%

EBITDA
Newspaper Publishing	$5.2	$9.1	-42.9%	$9.0	$11.8	-23.7%
Broadcasting	0.6	18.1	-96.7%	(7.9)	9.9	-179.8%
Other	5.5	1.5	266.7%	4.3	0.8	437.5%

Total Media EBITDA	$11.3	$28.7	-60.6%	$5.4	$22.5	-76.0%

[1]

Includes the publishing and distribution of books and magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2015

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	75.4%	75.4%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

June 30, 2015

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the second quarter of 2015, please refer to the Management Discussion and Analysis and Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted income from continuing operations, cash flows from segment operations, free cash flows from continuing operating activities of the Quebecor Media subsidiary, and average monthly revenue per user (“ARPU”), are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2015 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: July 31st, 2015